Exhibit 6.3

THIS EMPLOYMENT AGREEMENT, dated as of October 16, 2002 is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Michael Heaven (the “Executive”).

A.	WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.	AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Chief Operating Officer, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

1.	CONSIDERATION

1.1	This agreement is in consideration of an increase in salary, a change in title, and a bonus in the amount of $30,000, provided to the Executive.

1.2	This agreement supersedes the agreements dated October 3, 2001 and October 4, 2000 and it is agreed that there are no amounts due, or outstanding commitments to the Executive pursuant to either of those agreements.

2.	POSITION AND DUTIES

2.1	Norsat will employ the Executive as its Chief Operating Officer.

2.2	Norsat may, by mutual agreement, change the position in which the Executive is employed

2.3	The Executive will report to the President & C.E.O. of Norsat.

2.4	The Executive will perform the duties and responsibilities that are reasonably assigned to him or her from time to time.

2.5	The Executive agrees to faithfully and to the best of his ability to serve Norsat and to devote his or her full time, skill and effort to Norsat as a full-time employee. The

Executive shall not, without the prior consent in writing of Norsat, engage in any other business, profession or occupation without the express written consent of Norsat.

2.6	It is essential to the continued success of Norsat that all transactions are conducted with integrity and the Executive agrees to adhere to sound ethical and honest business practices, comply with applicable laws and conduct his activities in a manner that shall reflect favourably on the Executive and Norsat.

3.	COMPENSATION AND BENEFITS

3.1	Norsat will increase the Executive annual base salary to $250,000 Cdn. effective October 16, 2002.

3.2	The Executive shall be entitled to participate, at the Chief Operating Officer level, in any bonus, profit sharing and incentive compensation programs established by Norsat.

3.3	Norsat will grant the Executive stock options in accordance with the terms of Norsat’s stock option plan.

3.4	The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

3.5	The Executive shall be entitled to receive a monthly car allowance of $600.00.

3.6	Norsat shall reimburse the Executive for all reasonable and customary business expenses incurred by him in the performance of his duties hereunder, provided that the Executive shall submit vouchers and other supporting data to substantiate the amount of said expenses in accordance with Norsat’s corporate policies as implemented from time to time.

3.7	The Executive shall be entitled to four (4) weeks of vacation each calendar year to be taken at such times as are reasonably acceptable to Norsat.

4.	CONFIDENTIAL INFORMATION

4.1	Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called “Confidential Information”) disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or following the termination thereof. The foregoing shall not prevent the Executive from using or disclosing any portion of the Confidential Information which:

(a)	was known to the Executive prior to his receipt of the Confidential Information from Norsat and was not originally learned by or disclosed to Norsat in his capacity or in connection with his duties as an employee of Norsat;

(b)	was or becomes generally available to the public independently of Norsat; or

(c)	is rightfully disclosed to the Executive by any third party independently of Norsat.

4.2	The Executive acknowledges and covenants to continue to observe and be bound by the terms of Norsat’s Employment Internet and E-Mail Usage Policy, a copy of which is attached hereto as Appendix “A”, Norsat’s Employee Agreement Respecting Confidentiality and Intellectual Property as Appendix “B”: and Agreement to Assign Inventions and Norsat’s Insider Trading Policy as Appendix “C” all of which were to that contract dated October 3, 2001 and which now are incorporated and form a part of this Agreement.

5.	UNFAIR COMPETITION

5.1	The Executive covenants and agrees that he will not during the term of this agreement and for a period of either eight months or the applicable severance period, whichever is longer following the date of termination of this Agreement, directly or indirectly,

(a)	be connected as an officer, employee, consultant, owner, partner or otherwise of any business within Canada or the United States that directly or indirectly competes with the business carried on by Norsat or any of its associated, affiliated or subsidiary entities;

(b)	assist any other person or entity to hire or otherwise seek to induce employees of Norsat, or any of its associated, affiliated and subsidiary entities, to terminate their employment;

(c)	solicit or induce, or assist any other person or entity to solicit or induce, any customer of Norsat, or any of its associated, affiliated and subsidiary companies, to buy goods and services similar in function or nature to goods and services supplied by Norsat or any of its associated, affiliated or subsidiary entities;

(d)	submit, or assist any other person or entity to submit, a tender for the supply of goods or services if Norsat, or any of its associated, affiliated and subsidiary entities, is also submitting a tender for the supply of such goods or services.

5.2	The Executive confirms and agrees that the covenants and restrictions contained in the preceding Article 5.1, are reasonable and valid and that Norsat would suffer irreparable injury in the event of any breach of the Executive’s obligations therein. Accordingly, the Executive acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that Norsat shall be entitled to obtain, in addition to any other remedy at law or equity, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

5.3	Any claim or cause of action by the Executive against Norsat, whether predicated on this Agreement or otherwise, shall not constitute a defence to the enforcement by Norsat of the covenants and restrictions set out in Article 5.1 hereof.

5.4	In the event a Court of competent jurisdiction determines that the period and geographical area set out in Article 5.1 hereof is unreasonable and that such provision would for that reason be void and unenforceable, the parties will request the Court to substitute such shorter period or such other geographical area as would provide the maximum protection to Norsat consistent with the enforceability of that provision.

5.5	In the event a Court of competent jurisdiction should hold the covenants and restrictions set out in Article 5.1 hereof to be illegal, invalid or unenforceable in any jurisdiction, such decision shall not affect any other covenant or provision of this Agreement or the application of any other covenant or provision.

6.	TERMINATION

6.1	The Executive may terminate his employment by giving six weeks of written notice to Norsat. On receipt of such notice, Norsat may waive the notice period in whole or in part, and set an earlier date on which the Executive’s resignation shall become effective. In such case, Norsat will compensate the Executive for the balance of the resignation notice.

6.2	Norsat may terminate the Executive’s employment forthwith in the event of Just Cause for dismissal, in which case the Executive is not entitled to notice or payment in lieu thereof. When used in this Agreement, the term “just cause” includes a) the Executive’s failure to perform his employment duties hereunder after reasonable notice to the Executive by the Board, specifying such failure and providing the Executive with a reasonable opportunity to cure such failure given the content of the circumstances, as determined by the Board in the exercise of its reasonable discretion, b) the Executive’s breach of covenants or agreements contained in this Agreement, the Proprietary Rights Agreement, or any of the other material agreement or undertaking of the Executive, c) the Executive’s commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of Norsat, d) any act of the Executive against Norsat intended to enrich the Executive in derogation of his duties to Norsat, or e) any willful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of Norsat.

6.3	In the absence of Just Cause, Norsat may terminate the Executive’s employment in accordance with the terms outlined in the Severance Agreement (Appendix “D”).

7.	MISCELLANEOUS

7.1	This Agreement shall be interpreted in accordance with and governed by the laws of the Province of British Columbia.

7.2	This Agreement constitutes the entire agreement between the parties hereto and supersedes all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter of this Agreement, and without limiting the generality of the foregoing, this Agreement supersedes any previous agreements of employment entered into between Norsat (or any of its predecessor, subsidiary or associated companies or divisions) and the Executive.

7.3	No delay, omission or forbearance on the part of Norsat with respect to the enforcement of any of the provisions of this Agreement, or any renewal thereof, in relation to an act or omission by the Executive, shall constitute a waiver of the right of Norsat to enforce such provision in relation to that act or omission.

7.4	This Agreement may not be amended or modified except by written agreement of the parties.

7.5	Either party may, after attempting to resolve a dispute by negotiation, submit such dispute to arbitration in Vancouver, British Columbia, in accordance with the rules of the Commercial Arbitration Act (British Columbia).

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

NORSAT INTERNATIONAL INC.

By:

Executive: E. Michael Heaven		Yutaka Ueda,
President & CEO

APPENDIX “A”

PROTECTION OF NORSAT’S COMPUTERIZED
INFORMATION RESOURCES POLICY

Effective November 17, 2000

Norsat information resources, client information, research, design and administration files, are its most valuable assets. It is important that access to, and use of, our firm’s computers and network systems be limited to authorized, trained users in the course of performing the work of our firm. Failure to comply with the following guidelines and prohibitions may result in disciplinary action, including dismissal.

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat’s commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1.	It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2.	It is Norsat’s policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3.	Employees will not use the Norsat’s Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4.	Employees using Norsat’s accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5.	Employee email signatures are limited to information specific to the individual’s corporate role.

6.	Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

7.	Employees will not use Norsat email to distribute non-corporate information. When broad distribution of corporate information is required email of a full attachment to each recipient may not be the most efficient distribution path. Consideration should always be given to saving the file to the file server and emailing a link (shortcut) to the file, particularly when sending to LAN users in the Burnaby office.

8.	Files downloaded from the Internet must be scanned with virus detection software before installation or execution. All appropriate precautions should be taken to detect viruses and to prevent the infection of other machines.

9.	Any software or files downloaded via the Internet into the company network become the property of Norsat. Any such files or software may be used only in ways that are consistent with their licenses or copyrights.

10.	No employee may use company facilities knowingly to download or distribute pirated software or data.

11.	The truth or accuracy of information on the Internet and in email should be considered suspect until confirmed by a separate and reliable source.

12.	Employees shall not place company material (copyrighted software, internal correspondence, etc.) on any publicly accessible Internet computer without prior permission.

13.	VPN connection to the Norsat network must be authorized by management and approved and configured by MIS. All VPN must run encryption.

14.	The Internet does not guarantee the privacy and confidentiality of information. Sensitive material transferred over the Internet may be at risk of detection by a third party. Employees must exercise caution and care when transferring such material in any form.

15.	The company has software and systems in place that can monitor and record all Internet and e-mail usage. We want you to be aware that our security systems are capable of recording (for each and every user) each World Wide Web site visit, each chat, newsgroup or email message, and each file transfer into and out of our internal networks, and we reserve the right to do so at any time. No employee should have any expectation of privacy as to his or her Internet usage. MIS may review Internet activity and analyze usage patterns, and they may choose to publicize this data to assure that company Internet resources are devoted to maintaining the highest levels of productivity. Norsat reserves the right to inspect an employee’s computer system for violations of this policy.

16.	Access to, distribution of, or downloading of pornographic or offensive content may result in immediate termination.

USE OF UNAUTHORIZED PROGRAMS AND SOFTWARE PROHIBITED

Computer “viruses”, programs that corrupt and destroy information systems, have caused serious and, in some cases, irreparable damage to the information stored on computer systems at many organizations. Generally these viruses are transmitted through email attachments, or are embedded in programs or files obtained from outside sources and brought in on floppy diskettes or CDs. Viruses have also been found on commercially sold and authorized software diskettes and CDs.

In connection with its work, Norsat provides certain licensed software products. In order to protect our information resources from possible corruption or destruction as described above, user installation or use of any software not provided by Norsat, or obtained from any other source whatsoever is strictly prohibited without prior approval and assistance from MIS. Any media from outside sources must be scanned using the most recent virus definitions prior to being loaded on any Norsat computer.

This prohibition specifically includes, but is not limited to, the use of programs obtained directly or indirectly from bulletin board services, enhancement programs to Norsat’s authorized applications or software, Internet access products or browsers, and games of any kind. Any questions which you may have in this regard must be addressed directly to the Help Desk at helpdesk@norsat.com.

CERTIFICATION OF ALL COMPUTER-READABLE DEVICES REQUIRED

In order to prevent the importing of a computer virus, all diskettes, CD’s or other computer-readable devices received from sources outside of our company, including, but not limited to devices received from our clients, must be certified virus-free before they are used on any of our computers or drives. Additionally, to prevent us from spreading a computer virus to any of our clients or other parties, all diskettes, CDs, or other computer-readable devices created or used at our company must be certified virus-free before being released to a third party. This certification must be performed by our LAN Administrator.

UNAUTHORIZED ACCESS TO NETWORK OR APPLICATIONS PROHIBITED

Norsat employees may have access only to those computer applications for which they have been trained, and which they are authorized to use. Employees who are not authorized to do so may not attempt to gain access to Norsat’s computers or network, nor may employees who are authorized to access specific applications attempt to access other applications which they have not been specifically authorized to use. Any questions which you may have in this regard must be addressed directly to MIS.

CONFIDENTIALITY OF NETWORK PASSWORDS REQUIRED

Network users are responsible for any network activity performed under their user name and password. Passwords should be kept confidential and not divulged to any other individuals, including other employees, so as to prevent unauthorized access. Certain network activities are recorded by user name in activity audit logs which are reviewed by the manager of information systems and LAN administrator. Your disclosure of your password — even to a trusted office colleague — will interfere with computer security and compromise our information systems. Don’t do it.

Users must periodically change their passwords as instructed by a member of our Information Systems Department. Requests for specific user names and passwords will not be considered.

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company. When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat’s offices, you must log out of the network to prevent unauthorized access to confidential information.

SECURITY OF LAPTOPS

Laptops are issued with Defcon Security cables. It is the responsibility of all Laptop users to insure that the Defcon is used at all times. This includes while at the office and whenever traveling. If you require clarification on the use of the Defcon contact MIS HELP DESK.

If you have any questions or require clarification of any information contained in this Policy, please contact MIS.

I have read and understand this “PROTECTION OF NORSAT’S COMPUTERIZED INFORMATION RESOURCES POLICY” and agree to abide by the policies as written.

APPENDIX “B”

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND
INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches (“Norsat”) possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an Employee, I covenant and agree that:

1.	I will not, either during the continuance of my employment by Norsat or at any time thereafter, divulge, publish or otherwise reveal, either directly or indirectly or through any person, firm or corporation, any information concerning the business affairs of Norsat or any secrets of Norsat (including, without limiting the generality of the foregoing, any information, whether written or oral, pertaining to technology, know-how, trade secrets, data, processes, inventions, developments, formulations, applications, methods of manufacture, information pertaining to existing or potential customers, suppliers, markets, contracts, prices, programs, strategies and products, or information pertaining to Norsat employees) to any person or persons, without the prior written consent of Norsat;

2.	I will not, either during the continuance of my employment by Norsat or at any time thereafter, use, for my own purposes or for any purposes other than those of Norsat, any information which I may acquire with respect to the business and affairs of Norsat;

3.	I will, during the term of my employment and at all times thereafter, keep confidential all information and materials provided to me by Norsat, excepting only such information as is already or hereafter becomes known to the public, including any such information and materials relating to any customer, supplier or other party transacting business with Norsat, and not to release, use or disclose the same without the prior written consent of Norsat; and

4.	Each of the above covenants shall survive the termination of my employment by Norsat, even if occasioned by a breach or wrongful termination by Norsat.

5.	Any and all inventions, discoveries, developments, modifications, procedures, practices, ideas, innovations, systems, programs, know-how or designs which I may develop during my employment by Norsat shall be the property of Norsat and I will execute applications for patents or copyrights in respect thereof, if and when requested by Norsat, and/or assign the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this            day of                      , 2002

SIGNED AND DELIVERED
in the presence of:

Signature of Witness

Name of Witness (Print)	Employee Signature

Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

APPENDIX “C”

*NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY — SUMMARY

Insider Trading: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat’s shares throughout the year.

Guidelines: The policy contains two general guidelines as follows:

1.	An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

2.	Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

Specific Rules: The policy contains the following specific rules, among others. Please read the entire Policy attached for the complete rules.

1.	Financial Staff: No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

2.	Directors, Officers, Employees: No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.	All Insiders: No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company. Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business. Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Procedures for Reporting: Where a named Insider for reporting purposes makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately (within 7 calendar days of the ownership change).

1.	INSIDER TRADING & PUBLIC NON-DISCLOSURE POLICY

1.1	Policy Summary

Norsat’s Common Shares are listed and traded on The Toronto Stock Exchange (the “TSE”) and NASDAQ. Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for “insider trading”. This term refers to trading by “insiders” of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market). Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000. This Policy is reviewed and revised periodically. Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading. This document is to assist directors, officers and employees in complying with the requirements and is not intended to be an exhaustive summary of the applicable legislative requirements. Underlying all of this — use your common sense and be prudent. Any questions should be directed to the Chief Financial Officer.

1	Trading in Securities and Tipping

a)	No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

b)	No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

c)	No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company. Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

d)	Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business. Any concern over the interpretation of this rule should be referred to the Chief Financial Officer of the Company.

e)	Subject to (a) (b) (c) and (d) above, trading in the Company’s shares is permitted throughout the year by all employees, directors and officers.

f)	All trades of the Company’s securities by “reporting insiders” (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g)	“Trading” includes the receipt or exercise of stock options granted by the Company.

IF YOU FAIL TO OBSERVE THIS POLICY, YOU AND NORSAT MAY BE LEGALLY LIABLE UNDER APPLICABLE SECURITIES LAWS.

1.2	Overview

When may a director, officer or employee properly buy or sell shares in Norsat? There is no simple, uniform answer to this question, but it underscores the importance of a policy of adequate and timely disclosure both for the benefit of the investing public and for the protection of management and the Company. Public disclosure at the earliest stages of new developments may be premature, and the best interests of Norsat and its shareholders may require secrecy about new developments before they reach the stage where public disclosure is appropriate. Still, hindsight is remarkably keen and the accusation can always be made that a purchase or sale of shares by a director, officer or employee was made because of inside knowledge of a future favourable or unfavourable development.

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others (“tipping”), if the information is “material” within the meaning of the securities laws. Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material. Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are “insiders” of the Company or who are in a “special relationship” with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself. Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

1.3	Insiders

The following guidelines apply to “insiders” and others in a “special relationship” with Norsat (an “insider” or anyone in a “special relationship” with Norsat is hereinafter referred to as an “Insider”). It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee. A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

1.	Insider Trading

a)	Definition of Insider

While the definition of an Insider differs in the various jurisdictions, the definition of an Insider includes:

•	The Board of Directors and Officers, e.g. (CEO and Vice Presidents) of Norsat.

•	All employees of Norsat.

•	Anyone who engages in any business or professional activity with Norsat.

•	Any director, officer, or employee of such person or company.

•	“Tippees”, i.e., people who receive confidential information from Insiders or other “tippees”.

b)	Guidelines

The policy contains two general guidelines as follows:

An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

c)	Specific Rules

In addition to the one general guidelines set out above, the following specific rules should be observed:

1.	No trading in securities of the Company by Insiders directly involved in the preparation of the Company’s, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company’s press release announcing the results for the fiscal period was disseminated.

2.	No trading in securities of the Company by Insiders is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.	If the Company announces a “black-out period” or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the “black-out period”) until after one business day has elapsed from the date of dissemination of the material change.

4.	No Insider may at any time sell short the securities of Norsat.

5.	No Insider may at any time buy or sell a call or put option in respect of a security of Norsat.

6.	In order to avoid possible inadvertent conflict with these guidelines, standing sell orders or standing purchase orders should not be left with a broker.

Securities include, without limitation, the shares and options of Norsat.

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities. Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.

It is customary for Norsat to provide selected employees with monthly financial results. Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed. Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed. The scope of persons having a “special relationship” with a company is very broad, and includes Insiders.

2.	Insider Reporting

a)	Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider for reporting purposes, to be any member of the Board of Directors, a 10% or greater shareholder, or senior officer.

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider for reporting purposes, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b)	Procedures for Reporting

Where a named Insider for reporting purposes acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (within 7 calendar days of the ownership change) in order to comply with securities legislation in each of the relevant provinces. Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports. Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider’s ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Chief Financial Officer:

•	The trade date of the transaction (not the settlement date);

•	The nature of the transaction (acquired/disposed, etc.)

•	The number of securities acquired/disposed of; and

•	The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of their Insider Trading Reports.

1.4	Public Non-Disclosure:

1. No insider may speculate about any rumors concerning Norsat to any “outsiders”, as defined in 7.5 below.

2. No insider may discuss confidential Norsat business, pending contracts, mergers or acquisitions, or other material events of Norsat with any outside parties, except in the normal course of business and with approval of senior management.

3. No insider may make statements about the future that have not been pre-qualified by senior management and protected by safe harbour provision.

4. No insider may initiate or respond to comments on Internet chat groups about Norsat’s confidential business.

1.5	Definition of “Outsider”

Any individual who is not a Director or Officer of Norsat; and any individual who is not an employee of Norsat.

Yutaka Ueda
President & CEO
Norsat International Inc.

APPENDIX “D”
SEVERANCE AGREEMENT

The Employee may select either of the options set out below:

Option A:

1.1 If Norsat International Inc. (“Norsat”) terminates the Executive other than for just cause, Norsat shall give the Executive reasonable notice, or severance in lieu thereof.

Option B:

1.2 If Norsat terminates the Executive other than for just cause, Norsat shall give the Executive 8 months notice (based on the Executive’s base salary at the time of termination), plus a further month of notice, (based on the Executive’s base salary at the time of termination), for each full year of service — and prorated if notice of termination is given during a partial year of service - that the Executive has with Norsat, “Base salary”, for the purposes of this agreement, is not reflective of any salary reductions, whether short-or long-term, i.e. salary reductions will have no effect on the Executive’s severance.

1.3	Upon receipt of written termination:

Stock options allocated to the Executive will continue to vest for two years from the date on which he is given notice of termination and he will have two years from the date on which he is given notice of termination within which to exercise any stock options that have vested.

1.4	Employees who select option B, will also be entitled to the extended vesting and exercise periods set out in paragraph 1.3 if they subsequently resign from Norsat.

Please Sign and indicate whether you wish to have Option A or Option B.

Option A	☐
Option B	☐

Signed:

Date:

Witnessed by:

Signed:

Date: